Exhibit (a)(44)

BIWATER TENDERS ITS 58.4% STAKE IN CASCAL TO SEMBCORP

Sembcorp Industries (Sembcorp) today announces that following the commencement of its wholly-owned subsidiary Sembcorp Utilities’ tender offer for all of the issued and outstanding common shares of Cascal N.V. (Cascal) on May 21, 2010, Biwater Investments Limited, the majority stockholder of Cascal, has tendered its 17,868,543 shares of Cascal in the tender offer in accordance with the previously disclosed tender offer and stockholder support agreement. This represents approximately 58.4% of the outstanding common shares of Cascal, based on the 30,581,343 shares reported by Cascal to be issued and outstanding as of December 31, 2009.

Sembcorp is offering to acquire all the common shares of Cascal in its ongoing tender offer at a price of US$6.75 per share, provided that at least 80% of the issued and outstanding shares of Cascal on a fully diluted basis are validly tendered and not withdrawn. If at the time of the scheduled expiration of the tender offer, less than 80% of the outstanding common shares of Cascal on a fully diluted basis have been validly tendered and not withdrawn, Sembcorp will reduce the tender offer price to US$6.40 per share. The offer and withdrawal rights will expire at 11:00 a.m. New York City time on June 21, 2010, unless extended.